Exhibit (21)
Clearwater Paper Corporation
Subsidiaries

Entity	Jurisdiction of Incorporation or formation	Name Under Which Entity Conducts Business
Cellu Tissue Holdings, Inc.	Delaware	Clearwater Paper Group

Cellu Tissue Corporation – Natural Dam	Delaware	Clearwater Paper – Natural Dam

Cellu Tissue Corporation – Neenah	Delaware	Clearwater Paper – Neenah

Cellu Tissue, LLC	Delaware	Clearwater Paper – East Hartford

Clearwater Paper – Wiggins, LLC	Delaware	None

Menominee Acquisition Corporation	Delaware	Clearwater Paper – Menominee

Cellu Tissue – Long Island, LLC	Delaware	Clearwater Paper – Long Island

Cellu Tissue Corporation – Oklahoma City	Delaware	Clearwater Paper – Oklahoma City

Interlake Acquisition Corporation Limited	Nova Scotia	Clearwater Paper – St. Catharines

Cellu Tissue – CityForest, LLC	Minnesota	Clearwater Paper – Ladysmith

Clearwater Fiber, LLC	Delaware	None